UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Santiago, October 27, 2010

Mr. Fernando Coloma Correa
Commissioner
Securities and Insurance Commission
Hand Delivery

Re:	Disclosure of Material Event

Dear Commissioner:

Pursuant to the stipulations of Articles 9 and 10 of Law 18,045 on the Securities Market, and the provisions of General Rule No. 30, and duly authorized by the Board of LAN Airlines S.A. (“LAN”), Securities Registry No. 306, I hereby notify as a MATERIAL EVENT that LAN has on this date entered into a promise to purchase agreement for 98.942% of the outstanding shares of Aerolínea Colombiana Aerovías de Integración Regional, AIRES S.A. (“AIRES”). The final purchase is subject to the conclusion of the due diligence process and to compliance with the corresponding regulatory requirements and authorizations, as well as to the eventual incorporation of Colombian partners and capital.

The price of this transaction is US$32.5 million, to be adjusted in terms of the variation that may affect the company’s actual net debt at the transaction closing date, compared to a base value determined on the basis of the financial statements at August 31, 2010.

The estimated time-period for completion of the due diligence process and execution of the purchase agreement is expected to range from 30 to 60 days as of the execution of the promise to purchase agreement.

AIRES is a Colombian airline that was established in 1980 and is currently the second largest domestic Colombian operator, with a 22% market share. AIRES offers regular service to 27 domestic destinations in Colombia, as well as to 3 international destinations. The Company’s fleet is comprised of 9 B737-700s, 11 Q200 and 4 Q400.

Once the purchase agreement is executed, AIRES will become a LAN Airlines subsidiary and each company will comply with the regulations governing ownership and foreign control in each country in which they operate. AIRES will form part of the new group of Latin American airlines LATAM Airlines Group S.A. if the proposed business combination between LAN and the Brazilian airline TAM takes place.

The subscription of this promise to purchase agreement has no effect on the technical consulting services process that LAN Airlines has subscribed with the Colombian company AEROASIS S.A. in order to carry out all the proceedings and to comply with all the necessary conditions to obtain the operating permit granted by Colombia’s Civil Aeronautics’ Special Administrative Unit.

Lastly, a copy of the Confidential Material Event submitted by LAN on October 26, 2010 is attached, whereby that Commission was informed in regard to the negotiations which were being held that resulted in aforementioned promise to purchase agreement. Likewise, a copy of the press release that LAN will issue on this same date in relation to the operations considered in this material event is also attached.

Yours Sincerely,

Enrique Cueto Plaza
Executive Vice-President
LAN Airlines S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2010

LAN AIRLINES S.A.

	By:	/s/ Cristian Toro Cañas
Name: Cristian Toro Cañas
Title: Senior Vice President and General Counsel